CTDC RECEIVES NASDAQ NOTICE GRANTING A SECOND COMPLIANCE PERIOD

China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”) today announced that on May 29, 2012, the Company received a notice from The NASDAQ Stock Market (“Nasdaq”) granting the Company an additional 180 calendar day period, or until November 26, 2012, to regain compliance with Nasdaq’s $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

As previously reported, on December 1, 2011, the Company was notified by Nasdaq that the closing bid price of the Company’s common stock was below $1.00 per share for 30 consecutive business days and that, as a result, the Company no longer met The NASDAQ Capital Market’s minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), and the Company was provided 180 days until May 29, 2012 to regain compliance (the “First Compliance Period”).

In its notice dated May 29, 2012, Nasdaq stated that although the Company had not regained compliance with the Listing Rule in the First Compliance Period, the Company is eligible for an additional 180 calendar day period, or until November 26, 2012, to regain compliance. The Nasdaq’s determination is based on the Company satisfying the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. The Company may achieve compliance during the additional 180 day period if the closing bid price of the Company’s common stock is at least a $1.00 per share for a minimum of 10 consecutive business days before November 26, 2012 (the “Second Compliance Period”).

This notification has no immediate effect on the listing or trading of the Company’s common stock on The NASDAQ Capital Market. The Company intends to actively monitor the bid price for its common stock and will consider available options, including a reverse stock split, if necessary, to cure the deficiency and regain compliance with the NASDAQ minimum bid price requirement during the Second Compliance Period.

However, if compliance cannot be demonstrated by November 26, 2012, Nasdaq will provide written notification that the Company’s common stock will be delisted. In that event, the Company may appeal such determination to a hearings panel. There can be no guarantee that the Company will be able to regain compliance with the Listing Rule.

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.